Exhibit 11 - Statement re: Computation of Per Share Earnings

The following represent the computation of per share earnings for the period ended March 31, 2006:

Weighted average number of shares outstanding as at March 31, 2006 (*)	3,784,455

Accumulated losses for the period from inception to March 31, 2006	$ 25,723

Loss per share	$ (0.01)

(*)	This represents the shares being issued since September 19, 2006, date of inception to March 31, 2006, based on the weighted average number of shares outstanding during the period.

There have been no shares issued since March 31, 2006 and no stock options are outstanding since inception and the period subsequent to March 31, 2006.